PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046-1173 713.626.1919 www.invesco.com

September 25, 2014

Via EDGAR

Stephanie D. Hui

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	AIM Growth Series (Invesco Growth Series)
File Nos. 811-02699 and 002-57526

Dear Ms. Hui:

Below are responses to your comments, which we discussed on March 21, 2014, regarding Post-Effective Amendment No. 107 (the “Amendment”) to the registration statement on Form N-1A of AIM Growth Series (Invesco Growth Series) (the “Registrant”). The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 29, 2014, pursuant to the Investment Company Act of 1940, as amended, (the “1940 Act”) and Rule 485(a)(1) under the Securities Act of 1933, as amended, (the “Securities Act”) and is scheduled to go effective October 14, 2014. The purpose of the Amendment is to register a new fund, Invesco Multi-Asset Inflation Fund (the “Fund”). These comments and responses apply to Class A, C, R, Y, R5 and R6 Shares of the Fund. Each of your comments is in bold and the Registrant’s responses are set forth immediately below each comment.

1. Comment: Please add an Acquired Fund Fees and Expenses line item to the Annual Fund Operating Expenses fee table.

Response: The requested line item has been added.

2. Comment: If the Fund is expected to have a portfolio turnover rate of 100% or greater, please include a corresponding risk factor within the Fund’s prospectus.

Response: The Registrant confirms that the Fund is not expected to have a portfolio turnover rate of 100% or greater. Accordingly, a high turnover rate risk factor has not been added to the Fund’s prospectus.

3. Comment: Under the first paragraph of the section entitled “Principal Investment Strategies of the Fund,” the first sentence thereof states that the Fund will invest in “individual equity and debt securities.” Page 3 of the Registrant’s SAI, however, states that the Fund will only invest in other funds. Please clarify or explain the discrepancy.

Response: The Fund intends to invest in a mix of inflation-sensitive asset classes through underlying mutual funds and exchange traded funds as well as individual equity and debt securities. The disclosure in the SAI has been clarified accordingly.

4. Comment: In the section entitled “Principal Investment Strategies of the Fund,” please explain or define the terms “gold-related futures” and give an example of “real estate-related investments.”

Response: The following change has been made to the fourth paragraph under this section:

The Fund invests in gold-related investments through one or more underlying funds that invest in gold-related securities. In addition to gold-related securities, the underlying funds may hold cash or U.S. Treasury securities as collateral for their futures positions. These underlying funds may track changes, whether positive or negative, in one or more gold-related indices.

The Fund respectfully points the Staff to the following disclosure in this same section that gives examples of real estate-related investments:

Real estate and real-estate related issuers generally include REITs or other real estate operating companies that own property, make or invest in short term construction and development mortgage loans, or invest in long-term mortgages or mortgage pools, as well as companies whose products and services are related to the real estate industry, such as manufacturers and distributors of building supplies and financial institutions that issue or service mortgages. REITs are trusts that sell equity or debt securities to investors and use the proceeds to invest in real estate or interests therein.

5. Comment: Under the section entitled “Principal Risks of Investing in the Fund,” please move the second full paragraph under Inflation-Indexed Security Risk to the Fund of Funds Risk.

Response: The disclosure has been revised. The Fund of Funds Risk under the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings – Risks” now reads as follows:

Fund of Funds Risk. The Fund’s performance depends on that of the underlying funds in which it invests. Accordingly, the risks associated with an investment in the Fund are also the risks associated with investments in the underlying funds. The Fund will indirectly pay a proportional share of the fees and expenses of the underlying funds in which it invests. There is a risk that the Adviser’s evaluations and assumptions regarding the Fund’s broad asset classes or the underlying funds in which the Fund invests may be incorrect based on actual market conditions. There is a risk that the Fund will vary from the target weightings in the underlying funds due to factors such as market fluctuations. There can be no assurance that the underlying funds will achieve their investment objectives, and their performance may be lower than their represented asset classes. The underlying funds may change their investment objectives, policies or practices without the approval of the fund, which may cause the fund to withdraw its investments therein at a disadvantageous time.

6. Comment: Under the section entitled “Principal Risks of Investing in the Fund” please include disclosure within the Commodity-Linked Notes Risk that the Fund has no claim on referenced assets.

Response: The Commodity-Linked Notes Risk under the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings – Risks” has been revised as follows:

Commodity-Linked Notes Risk. An underlying fund’s investments in commodity-linked notes involve substantial risks, including risk of loss of a significant portion of their principal value. In addition to risks associated with the underlying commodities, they may be subject to additional special risks, such as risk of loss of interest and principal, lack of a secondary market and risk of greater volatility, that do not affect traditional equity and debt securities. If payment of interest on a commodity-linked note is linked to the value of a particular commodity, commodity index or other economic variable, an underlying fund might not receive all (or a portion) of the interest due on its investment if there is a loss of value of the underlying variable to which the interest is linked. To the extent that the amount of the principal to be repaid upon maturity is linked to the value of a particular commodity, commodity index or other economic variable, an underlying fund might not receive all or a portion of the principal at maturity of the investment. In addition, the Fund has no claim on any underlying commodities of commodity-linked notes.

A liquid secondary market may not exist for the commodity-linked notes underlying fund buys, which may make it difficult for underlying fund to sell them at an acceptable price or to accurately value them. Commodity-linked notes are also subject to the credit risk of the issuer. If the issuer becomes bankrupt or otherwise fails to pay, underlying fund could lose money. The value of the commodity-linked notes underlying fund buys may fluctuate significantly because the values of the underlying investments to which they are linked are themselves volatile. Additionally, commodity-linked notes employ “economic” leverage that does not result in the possibility of an underlying fund incurring obligations beyond its investment, but that nonetheless permit an underlying fund to gain exposure that is greater than would be the case in an unlevered security. The particular terms of a commodity-linked note may create economic leverage by requiring payment by the issuer of an amount that is a multiple of the price increase or decrease of the underlying commodity, commodity index, or other economic variable. For example, a three times leveraged note will change by a magnitude of three for every percentage change (positive or negative) in the value of the underlying commodity, index or other economic variable. Such economic leverage will increase the volatility of the value of these commodity-linked notes and an underlying fund to the extent it invests in such notes. An underlying fund does not segregate assets or otherwise cover investments in securities with economic leverage.

7. Comment: Under the section entitled “Principal Risks of Investing in the Fund,” consider combining the Commodity-Linked Notes Risk with the Credit Linked Notes Risk.

Response: The Registrant respectfully disagrees with this suggestion and believes that the risk disclosure, as currently stated is more easily understood by potential shareholders of the Fund. Accordingly, the suggested edit has not been made.

8. Comment: Under the section entitled “Principal Risks of Investing in the Fund,” the term “Underlying Index” is capitalized but not defined within the Indexing Risk.

Response: The term has been revised so that it is no longer capitalized.

9. Comment: Please move the section entitled “Regulation Under the Commodity Exchange Act” to a sub-section under “Fund Management – The Adviser(s)” section of the Fund’s prospectus.

Response: The section has been moved as requested.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

Comment: Under the section entitled “Control Persons and Principal Holders of Securities,” please explain the effect on the voting rights of shareholders in the event a shareholder of the Fund becomes a control person or principal shareholder of the Fund.

Response: The Registrant has added the following disclosure; new disclosure is underlined for emphasis:

Invesco provided the initial capitalization of the Fund and, accordingly, as of the date of this SAI, owned more than 25% of the issued and outstanding shares of the Fund and therefore could be deemed to “control” the Fund as that term is defined in the 1940 Act. It is anticipated that after the commencement of the public offering of a Fund’s shares, Invesco will cease to control the Fund for the purposes of the 1940 Act. Future shareholders with a controlling interest in the Fund could affect the outcome of voting or the direction of management of the Fund. The Fund had no 5% shareholders because, as of the date of the SAI, it had not yet commenced operations.

Comment: Please update Appendix G to reflect the Funds.

Response: Appendix G has been updated as requested.

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With respect to the foregoing comments, Registrant acknowledges the following:

The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to contact me at (713) 214-1324 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Veronica Castillo
Veronica Castillo, Esq.
Counsel